Exhibit 99.1

Press Release

Brussels – 24 Feb 2022 – 7:00am CET	Regulated and inside information[1]

Anheuser-Busch InBev Reports Fourth Quarter and Full Year 2021 Results

Continued momentum delivered over 15% top-line growth in FY21

“This year was an important step in our journey to create a future with more cheers. Relentless execution of our strategy drove continued momentum to deliver over 15% top-line growth, EBITDA at the top-end of our outlook and another year of strong cash flow generation.” - Michel Doukeris, CEO

Total Volume

+3.6%

In 4Q21, total volumes grew by 3.6%, with own beer volumes up by 3.4% and non-beer volumes up by 3.8%. In FY21, total volumes grew by 9.6% with own beer volumes up by 9.7% and non-beer volumes up by 8.7%.

Total Revenue

+ 12.1%

Revenue increased by 12.1% in 4Q21 with revenue per hl growth of 8.1% and by 15.6% in FY21 with revenue per hl growth of 5.5%, including:

23.5% increase in combined revenues of our global brands, Budweiser, Stella Artois and Corona, outside of their respective home markets in 4Q21, and 22.9% in FY21.

Over 5 billion USD in revenue contributed from innovations in FY21.

Over 50% of our revenue now through B2B digital platforms with the monthly active user base of our proprietary B2B brand, BEES, reaching 2.5 million users.

Nearly 1.5 billion USD of revenue generated by our direct-to-consumer ecosystem in FY21

Normalized EBITDA

+ 5.0%

In 4Q21 normalized EBITDA of 4 882 million USD represents an increase of 5.0% with normalized EBITDA margin contraction of 231 bps to 34.4%. In FY21, normalized EBITDA increased by 11.8% to 19 209 million USD and normalized EBITDA margin contracted by 118 bps to 35.4%. Normalized EBITDA figures include an impact of 226 million USD from tax credits in Brazil. For more details, please see page 11.

Underlying Profit

1 484 million USD

Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 484 million USD in 4Q21 compared to 1 616 million USD in 4Q20 and was 5 774 million USD in FY21 compared to 5 022 million USD in FY20. Normalized profit attributable to equity holders of AB InBev was 1 797 million USD in 4Q21 versus 2 154 million USD in 4Q20 and 5 723 million USD in FY21 versus 3 807 million USD in FY20. Both normalized and underlying profit and EPS in 4Q20 were positively impacted by 325 million USD after tax and non-controlling interest related to tax credits in Brazil.

Underlying EPS

0.74 USD

Underlying EPS was 0.74 USD in 4Q21, a decrease from 0.81 USD in 4Q20 and was 2.88 USD in FY21, an increase from 2.51 USD in FY20. Normalized EPS in 4Q21 was 0.90 USD, a decrease from 1.08 USD in 4Q20. Normalized EPS in FY21 was 2.85 USD, an increase from 1.91 USD in FY20.

Net Debt to EBITDA

3.96x

Net debt to normalized EBITDA ratio was 3.96x at 31 December 2021 compared to 4.78x at 31 December 2020 with a gross debt reduction of 9.8 billion USD in FY21.

Dividend

0.50 EUR

The AB InBev Board proposes a full year 2021 dividend of 0.50 EUR per share, subject to shareholder approval at the AGM on 27 April 2022. A timeline showing the ex-coupon, record and payment dates can be found on page 16.

The 2021 Full Year Financial Report and 2021 ESG Report are available on our website at www.ab-inbev.com.

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1The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Management comments

To a future with more cheers

2021 was an important step in our journey to create a future with more cheers. After successfully transitioning our CEO leadership, we introduced our new global purpose and evolved our strategy. Our people dream big and continued to meet the moment to deliver strong results in a challenging operating environment. Energized by our new purpose and guided by our strategy, we are transforming our company from being the category leader to leading category growth.

Continued momentum

We grew top-line by 15.6% in FY21, comprised of a mix of 9.6% volume and 5.5% revenue per hl growth, driven by premiumization and revenue management initiatives. EBITDA grew by 11.8%, at the top-end of our 2021 outlook, as top-line growth was partially offset by anticipated transactional FX and commodity headwinds, higher SG&A due primarily to higher variable compensation accruals and elevated supply chain costs. We delivered another year of strong cash flow generation, resulting in almost 10 billion USD of gross debt reduction.

Compared to pre-pandemic levels, we grew top-line by more than 10% and nearly recovered EBITDA on an organic basis.

Our Purpose

This year was a unique opportunity to reimagine what a beer company can be and our path ahead.

We Dream Big to Create a Future with More Cheers. Our renewed purpose represents what we can make possible with our unique global ecosystem. It enables us to unlock and harness our existing infrastructure and assets to deliver more innovation, more sustainability, more occasions and more value for all our stakeholders.

Evolved strategy to deliver long-term value creation

As part of our leadership transition we developed a comprehensive 10-year plan to evaluate our global business, the key growth opportunities and how we can leverage our ecosystem to drive long-term value creation. This 10-year plan is the foundation of our strategy, which is defined by three key pillars:

•

Lead and grow the category: We are executing on five proven and scalable levers to drive category expansion and deliver consistent, balanced and profitable top-line growth. In FY21, the beer category grew in almost all of our key markets, and our beer volumes reached an all-time high.

–

Inclusive Category: We are making the beer category more accessible for all consumers through focusing on inclusive pack and product innovations, particularly in emerging and developing markets. Our portfolio of inclusive brands, such as Nuestra Siembra in Ecuador and Golden in Peru, increased revenue by double-digits.

–

Core Superiority: Our mainstream portfolio delivered 10% revenue growth and outperformed the industry across most of our main markets. We have rolled out our double malt innovation concept across more than 12 brands in 10 markets, which contributed revenue of over 450 million USD this year, led by Brahma Duplo Malte in Brazil.

–

Occasions Development: Our non-alcoholic beer portfolio delivered double-digit revenue growth driven by global brand extensions such as Budweiser Zero and Stella 0.0, and local launches such as Cass Zero in South Korea and Quilmes Zero in Argentina. We continue to invest in developing more occasions through liquid and pack innovations.

–

Premiumization: We continue to lead the premium and super premium segment globally. Our portfolio delivered over 20% revenue growth in FY21 and now represents approximately one third of our total revenue, a 200bps increase versus FY20. Our global brands led the way, delivering 23% revenue growth outside of their home markets, where they typically command a price premium.

–

Beyond Beer: Our global Beyond Beer business grew by over 20%, contributing 1.6 billion USD of revenue in FY21. In the US, Cutwater grew by triple-digits, and in South Africa, Brutal Fruit and Flying Fish grew by strong double-digits. Our seltzer portfolio in the US continued to outpace the industry, growing 1.7x the segment.

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We continue to drive innovation across these five levers to meet evolving consumer and customer needs. In FY21, our innovations again contributed more than 5 billion USD, making up approximately 10% of our total revenues. Our rolling 36 months share of innovation increased in almost all of our key markets. Additionally, we remain focused on embedding creativity and brand building capabilities into the core of our business and are honored to have been named the Creative Marketer of the Year by Cannes Lions.

•

Digitize and monetize our ecosystem: We have built a vibrant ecosystem with more than 2 billion consumers and 6 million customers, generating over 10 million weekly transactions. In FY21, the monthly active user base (MAU) of our proprietary B2B platform, BEES, reached 2.5 million users with over 50% of our revenue now through digital platforms. Our omni-channel direct-to-consumer (DTC) ecosystem of fast-growing e-commerce platforms and 12,000+ brick and mortar retail stores generated nearly 1.5 billion USD in revenue, increasing over 35% versus FY20.

–

Digitizing our relationships with our more than 6 million customers globally: In FY21, BEES captured approximately 20 billion USD in gross merchandise value (GMV) with over 78 million orders placed, a greater than 6x increase versus 2020 as usage, adoption and availability accelerated. BEES is now live in 16 markets with further expansion ahead in 2022.

–

Leading the way in DTC solutions: Our DTC e-commerce platforms delivered 62% revenue growth in FY21 to reach over half a billion USD and delivered 66 million orders, more than double FY20. Zé Delivery and PerfectDraft continued to expand rapidly, with our DTC solution now available in 300 cities in Brazil and more than 10 countries in Latin America. PerfectDraft contributed over 170 million USD in revenue and expanded to 55% more households than in 2020.

–

Unlocking value through new businesses: We continue to explore new ways to generate additional value from our existing assets and capabilities. EverGrain, our saved barley ingredients company, expects to complete construction on a new production facility in 2022 to meet the increasing demand for our nutritional grain ingredients which are already in protein shakes, barley milks and breads in the market today.

•

Optimize our business: To maximize value creation, we are focused on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. As a result of our business performance and strong cash flow generation, we reduced gross debt by nearly 10 billion USD to 88.8 billion USD as of 31 December 2021, leading to a net debt to EBITDA ratio of 3.96x. This ratio is now below 4.0x for the first time since the combination with SAB in 2016.

We maintained a strong liquidity position of approximately 22.2 billion USD, consisting of 10.1 billion USD available under our Sustainability-Linked Loan Revolving Credit Facility and 12.1 billion USD of cash. We redeemed most of our maturities due over the next five years, resulting in a weighted average maturity of our debt portfolio of greater than 16 years. Our bond portfolio has a very manageable weighted average pre-tax coupon rate of approximately 4% with 94% of the portfolio fixed rate. In addition, on 10 January 2022, we announced the redemption of a further 3.1 billion USD of bonds.

Shared prosperity for our communities, for the planet and for our company

Our business cannot exist without farmers, clean water, healthy communities, strong suppliers, a diverse and inclusive workforce and thriving natural ecosystems. That mindset is the foundation of everything we do. ESG plays a key role in delivering on our company strategy and purpose. The appointment of Ezgi Barcenas as our dedicated Chief Sustainability Officer, reporting directly to the CEO, further reinforced our commitment to accelerate a broader ESG agenda.

In 2021, we continued to make significant progress towards our ambitious 2025 Sustainability Goals. In Sustainable Agriculture, we worked directly with more than 22 000 farmers, of which 74% met our criteria for skilled; 65% for connected and 69% for financially empowered. In Water Stewardship, 83% of our sites located in high stress areas have started implementation of solutions such as infrastructure improvements, ecosystem restoration and other nature-based solutions. In Circular Packaging, as of the end of 2021, 74.5% of our products were in packaging that was returnable or made from majority recycled content. For Climate Action, 81% of our purchased electricity volume has been contracted to transition to renewable electricity and we announced our ambition to achieve net zero carbon across our value chain by 2040.

As the COVID-19 pandemic continued to impact the world, the ability of our business and our people to leverage our scale and reach to support our communities has been truly impressive. Many of our efforts focused on donating medical supplies, increasing vaccine awareness and access, and supporting the hospitality sector.

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Please refer to our 2021 ESG report here for further details.

To a future with more cheers

Our performance in 2021 reinforces our confidence that our unique ecosystem can deliver consistent growth and long-term value creation. We were recognized by Fortune as the most admired beer company in the world.

As we look ahead, we are energized by our momentum and unique opportunities to lead category growth, by activating consumer demand as the on-trade continues to re-open and marquee events return.

Our people and our culture of ownership remain our greatest competitive advantages; we take this opportunity to express our gratitude and admiration for the commitment, dedication and engagement of our colleagues globally as we continue to Dream Big to Create a Future with More Cheers.

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2022 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in-line with our medium term outlook of between 4-8% and our revenue to grow ahead of EBITDA from a healthy combination of volume and price. The outlook for FY22 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 170 to 200 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY22 to be approximately 4.0%. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(iii)

Effective Tax Rates (ETR): We expect the normalized ETR in FY22 to be in the range of 28% to 30%, excluding any gains and losses relating to the hedging of our share-based payment programs. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 4.5 and 5.0 billion USD in FY22.

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Figure 1. Consolidated performance (million USD)
	4Q20	4Q21	Organic growth

Total Volumes (thousand hls)	144 455	149 651	3.6%
AB InBev own beer	126 388	129 708	3.4%
Non-beer volumes	17 434	19 062	3.8%
Third party products	633	881	40.0%
Revenue	12 767	14 198	12.1%
Gross profit	7 485	8 102	9.8%
Gross margin	58.6%	57.1%	-121 bps
Normalized EBITDA	5 066	4 882	5.0%
Normalized EBITDA margin	39.7%	34.4%	-231 bps
Normalized EBIT	3 867	3 650	6.1%
Normalized EBIT margin	30.3%	25.7%	-146 bps

Profit from continuing operations attributable to equity holders of AB InBev	2 266	1 962
Profit attributable to equity holders of AB InBev	2 266	1 962
Normalized profit attributable to equity holders of AB InBev	2 154	1 797
Underlying profit attributable to equity holders of AB InBev	1 616	1 484

Earnings per share (USD)	1.13	0.98
Normalized earnings per share (USD)	1.08	0.90
Underlying earnings per share (USD)	0.81	0.74

	FY20	FY21	Organic growth

Total Volumes (thousand hls)	530 644	581 678	9.6%
AB InBev own beer	467 416	508 698	9.7%
Non-beer volumes	59 865	69 612	8.7%
Third party products	3 363	3 368	12.3%
Revenue	46 881	54 304	15.6%
Gross profit	27 247	31 207	14.3%
Gross margin	58.1%	57.5%	-66 bps
Normalized EBITDA	17 321	19 209	11.8%
Normalized EBITDA margin	36.9%	35.4%	-118 bps
Normalized EBIT	12 723	14 438	15.4%
Normalized EBIT margin	27.1%	26.6%	-4 bps

Profit from continuing operations attributable to equity holders of AB InBev	-650	4 670
Profit attributable to equity holders of AB InBev	1 405	4 670
Normalized profit attributable to equity holders of AB InBev	3 807	5 723
Underlying profit attributable to equity holders of AB InBev	5 022	5 774

Earnings per share (USD)	0.70	2.33
Normalized earnings per share (USD)	1.91	2.85
Underlying earnings per share (USD)	2.51	2.88

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Figure 2. Volumes (thousand hls)
	4Q20	Scope	Organic	4Q21	Organic growth
			growth		Total Volume	Own beer volume
North America	25 340	-11	248	25 576	1.0%	1.7%
Middle Americas	36 487	-	1 390	37 877	3.8%	2.9%
South America	45 154	-22	162	45 295	0.4%	-1.2%
EMEA	22 277	-92	1 857	24 042	8.4%	8.5%
Asia Pacific	14 944	-	1 333	16 278	8.9%	9.1%
Global Export and Holding Companies	252	118	213	583	57.6%	57.6%
AB InBev Worldwide	144 455	-6	5 203	149 651	3.6%	3.4%
	FY20	Scope	Organic	FY21	Organic growth
			growth		Total Volume	Own beer volume
North America	106 846	72	47	106 965	0.0%	-0.1%
Middle Americas	120 800	-1	20 648	141 447	17.1%	18.3%
South America	144 209	-67	12 480	156 622	8.7%	8.3%
EMEA	76 207	-275	10 775	86 707	14.2%	15.4%
Asia Pacific	81 649	-	6 730	88 379	8.2%	8.4%
Global Export and Holding Companies	933	326	299	1 558	23.8%	17.9%
AB InBev Worldwide	530 644	56	50 979	581 678	9.6%	9.7%

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Key Market Performances

United States: Third consecutive year of top-line growth

●	Operating performance:

–

4Q21: Revenue grew by 2.6%, with sales-to-wholesalers (STWs) up by 0.6% and revenue per hl growing by 2.0%. Sales-to-retailers (STRs) declined by 1.8%, driven by a weaker industry in the segments where we over-index, particularly mainstream and value. EBITDA decreased by 1.2%, primarily due to increased SG&A expenses.

–

FY21: Revenue grew by 3.4%. Our STRs declined by 2.3% estimated to be below the industry, while STWs were flattish as inventories normalized following pandemic related volatility. Revenue per hl grew by 3.3% and EBITDA declined by 0.9%, driven by the same factors as 4Q21.

●

Commercial highlights: Top-line growth was driven by the consistent execution of our commercial strategy, as we continue to focus on rebalancing our portfolio. In FY21, our above core portfolio delivered high-single digit volume growth, and now represents over 30% of revenue. Michelob ULTRA, the #2 beer brand in the country by volume, continues to outperform the industry and grew STRs by double-digits in FY21. Our seltzer portfolio grew 1.7x the segment. Within the ready-to-drink cocktail segment, Cutwater once again grew by triple-digits for the full year.

Mexico: Double-digit top- and bottom-line growth

●	Operating performance:

–

4Q21: We delivered high-single digit revenue growth year-over-year, with revenue per hl growth of 4.8%. Our volumes grew by low-single digits, ahead of the industry. Top-line growth coupled with operational efficiencies resulted in a high-single digit increase in EBITDA.

–

FY21: Volumes grew by double-digits, below the industry. Compared to 2019, volumes grew by mid-single digits with market share expansion of over 150bps. Revenue and EBITDA grew by double digits compared to both 2020 and 2019.

●

Commercial highlights: Our continued momentum is fueled by category and portfolio development, digital transformation, and channel expansion. In 4Q21, we delivered growth across all segments of our portfolio, with our above core brands growing by double digits versus last year. We launched the next phase of our OXXO rollout, expanding to approximately 3 400 additional stores by January 2022. Our BEES platform continues to expand, with over 70% of our revenues now digital.

Colombia: Double digit top- and bottom-line growth

●	Operating performance:

–

4Q21: We delivered high-single digit revenue growth, driven primarily by revenue per hl growth resulting from pricing initiatives and premiumization. We continue to see strong consumer demand for our brands, although our volumes declined marginally due to capacity constraints. New capacity was brought on-line in the beginning of January 2022. EBITDA was flattish, as top-line growth was offset by anticipated FX and commodity headwinds.

–	FY21: Top-line grew by high-twenties and EBITDA grew by mid-twenties year-over-year. Compared to 2019, top-line grew by low-teens and EBITDA grew by low-single digits.

●

Commercial highlights: Our strong performance in Colombia this year reflects the power of our enhanced brand portfolio and consistent commercial strategy execution. Led by the implementation of our category expansion levers, the beer category continues to grow, with 2021 marking the highest per capita consumption in Colombia in the last 25 years. We saw growth across all segments of our portfolio this year. Our core portfolio grew by double-digits and our super-premium portfolio grew even faster, led by the nearly 40% combined growth of our global brands and local premium brand, Club Colombia. The roll out and adoption of the BEES platform continued with over 85% of our revenues in FY21 through digital channels.

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Brazil: Double-digit top-line growth however bottom-line impacted by elevated costs

●	Operating performance:

–

4Q21: Revenue grew by 5.4%, with revenue per hl growth of 7.6%. Beer volumes declined by 3.3% outperforming the industry, which lapped a challenging comparable. Non-beer volumes grew by 1.9%. EBITDA declined by 20.5%, as top-line growth was more than offset by anticipated transactional FX and commodity headwinds and higher SG&A expenses.

–	FY21: Total volume grew by 7.3%, with beer volumes up by 7.0% and non-beer volumes up by 8.3%. Revenue increased by 17.0%, with revenue per hl growth of 9.1%. EBITDA declined 6.4%.

●

Commercial highlights: We continue to execute our consumer and customer-centric strategy focused on innovation and the digital transformation of our business. In FY21, we delivered record high beer volumes and strengthened the health of our portfolio. Innovations represented more than 20% of revenue this year. BEES now covers more than 85% of our active customers across the country and helped contribute to an all-time high NPS. Zé Delivery fulfilled more than 61 million orders in FY21, more than doubling versus 2020.

Europe: Top-line recovered to pre-pandemic levels

●	Operating performance:

–

4Q21: Revenue grew by high-twenties, with double-digit growth in both volumes and revenue per hl, supported by on-premise recovery, ongoing premiumization, and revenue management initiatives. EBITDA more than doubled versus last year as we cycled on-premise closures across the continent in 4Q20. Versus 4Q19, both top- and bottom-line grew by mid-single digits.

–	FY21: Our top-line recovered to pre-pandemic levels. Compared to 2020, our revenue grew by low-teens with mid-single digit volume and revenue per hl growth. EBITDA increased by low-twenties.

●

Commercial highlights: We continue to drive premiumization across Europe. Premium and super premium brands now make up over 50% of our revenue, an almost 6 percentage point increase versus pre-pandemic levels. In FY21, our global brands and our super premium portfolio grew revenue by double-digits, led by Corona and Leffe. Our DTC solution, PerfectDraft, delivers the ultimate home beer experience, growing 9x as fast as the online beer category in both France and the UK according to our estimates.

South Africa: Top-line growth and market share ahead of pre-pandemic levels

●	Operating performance:

–	4Q21: Revenue grew by mid-teens with mid-single digit volume growth and high-single digit revenue per hl growth. Top-line growth and strong operational leverage led to high-teens EBITDA growth.

–

FY21: Volume, revenue and EBITDA grew by strong double-digits year-over-year. Compared to 2019, volume grew by low-single digits and revenue grew by mid-single digits, while EBITDA declined by mid-single digits.

●

Commercial highlights: In FY21, strong underlying consumer demand for our products resulted in market share expansion in both beer and total alcohol versus pre-pandemic levels. We saw consistent growth across all segments of our brand portfolio. In 4Q21, Carling Black Label, our leading core brand, grew by over 20%. We continue to accelerate the premium and Beyond Beer segments, both delivering strong double-digit growth. The adoption of the BEES platform continued with almost 90% of our revenues now through digital channels.

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China: Double digit top- and bottom-line growth with market share ahead of pre-pandemic levels

●	Operating performance:

–

4Q21: Volumes grew by 8.5%, outperforming the industry according to our estimates, led by the strong performance of our premium and super premium portfolios and supported by an earlier Chinese New Year in 2022. Ongoing premiumization and revenue management initiatives led to revenue per hl growth of 10.3%, resulting in total revenue growth of nearly 20% and EBITDA growth of 30.1%.

–

FY21: Volumes grew by 9.3% and revenue per hl grew by 7.9%, leading to total revenue growth of 17.9%. EBITDA grew by 27.2%. Compared to 2019, revenue grew by mid-single digits with EBITDA above pre-pandemic levels. Our market share expanded by an estimated 80bps versus FY20 and over 20bps versus 2019.

●

Commercial highlights: We remain focused on driving premiumization, digital transformation, and expansion of our business. All segments of our portfolio grew this year, led by the double-digit increase of our premium and super premium portfolios, both above pre-pandemic levels. We addressed new consumer trends and occasions through the expansion of Budweiser Supreme as well as the launch of various flavor options, including Hoegaarden Fruity and Corona Sea Salt Guava.

Highlights from our other markets

●

Canada: The consistent implementation of our strategy delivered mid-single digit volume and high-single digit revenue growth in the quarter. In FY21, revenue grew by low-single digits. We continued to outperform the industry, led by our above core brands. Our Beyond Beer portfolio grew volume by double-digits.

●

Peru: Fueled by consistent execution of our commercial strategy we delivered record high volumes in 4Q21. On a full-year basis, we delivered double digit top-line growth versus FY20 and ahead of pre-pandemic levels. Our global and local premium brands delivered particularly strong performances, growing double-digits this year. BEES continues to expand and 75% of our revenue is now digital.

●

Ecuador: Our business momentum continued in 4Q21 with double-digit top-line growth versus the same period in 2020 and 2019. In FY21, top-line increased in the high-twenties versus FY20 but remains mid-single digits below pre-pandemic levels due to COVID-19 restrictions. We continue to focus on expanding the beer category and driving premiumization. Over 90% of our revenue in Ecuador is now digital.

●

Argentina: We grew volume by low teens this quarter and for the full year versus the comparable period in FY20. Our premium brands led the way, due to the outperformance of Andes Origen, Corona and Stella Artois. Net revenue per hl grew by double-digits in both the quarter and the full year, driven primarily by revenue management initiatives in a highly inflationary environment.

●

Africa excluding South Africa: In Nigeria, our volumes outperformed the industry and top-line grew by over 30% in both 4Q21 and FY21, despite supply chain constraints. In our other key markets, we continue to see an improving operating environment and strong consumer demand for our brands which led to volume and revenue growth in 4Q21 versus the same period in both 2020 and 2019, driven by Tanzania, Mozambique and Zambia.

●

South Korea: Volumes grew by high-single digits in 4Q21 supported by market share gains. Revenue per hl grew by low-single digits in the quarter, driven by favorable channel mix and premiumization, resulting in revenue growth of over 10%. In FY21, COVID restrictions continued to impact the industry resulting in low-single digit volume decline. Our market share momentum accelerated throughout the year delivering an estimated expansion of nearly 130 bps, driven by the continued success of our innovations, the “All New Cass” and our new classic lager HANMAC. Revenue grew by low-single digits.

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Consolidated Income Statement

Figure 3. Consolidated income statement (million USD)
	4Q20	4Q21	Organic growth
Revenue	12 767	14 198	12.1%
Cost of sales	-5 282	-6 096	-15.4%
Gross profit	7 485	8 102	9.8%
SG&A	-4 169	-4 624	-13.3%
Other operating income/(expenses)	551	172	20.6%
Normalized profit from operations (normalized EBIT)	3 867	3 650	6.1%
Non-underlying items above EBIT	-215	-324
Net finance income/(cost)	-422	-855
Non-underlying net finance income/(cost)	132	240
Share of results of associates	75	75
Income tax expense	-830	-440
Profit from continuing operations	2 607	2 345
Profit	2 607	2 345
Profit attributable to non-controlling interest	342	383
Profit attributable to equity holders of AB InBev	2 266	1 962

Normalized EBITDA	5 066	4 882	5.0%
Normalized profit attributable to equity holders of AB InBev	2 154	1 797

	FY20	FY21	Organic growth
Revenue	46 881	54 304	15.6%
Cost of sales	-19 634	-23 097	-17.4%
Gross profit	27 247	31 207	14.3%
SG&A	-15 368	-17 574	-13.9%
Other operating income/(expenses)	845	805	32.3%
Normalized profit from operations (normalized EBIT)	12 723	14 438	15.4%
Non-underlying items above EBIT	-3 103	-614
Net finance income/(cost)	-5 959	-4 803
Non-underlying net finance income/(cost)	-1 738	-806
Share of results of associates	156	248
Income tax expense	-1 932	-2 350
Profit from continuing operations	147	6 114
Discontinued operations results (underlying and non-underlying)	2 055	-
Profit	2 202	6 114
Profit attributable to non-controlling interest	797	1 444
Profit attributable to equity holders of AB InBev	1 405	4 670

Normalized EBITDA	17 321	19 209	11.8%
Normalized profit attributable to equity holders of AB InBev	3 807	5 723

Consolidated other operating income/(expenses) in FY21 increased by 32% primarily driven by higher government grants and sales of non-core assets. As a reminder, in 4Q20 and 2Q21, Ambev recognized 481 million USD and 226 million USD income, respectively, in other operating income related to tax credits. The net impact is presented as a scope change and does not affect the presented organic growth rates.

ab-inbev.com	Press release – 24 February 2022 – 11

Non-underlying items above EBIT
Figure 4. Non-underlying items above EBIT from continuing and discontinued operations (million USD)
	4Q20	4Q21	FY20	FY21
COVID-19 costs	-50	-21	-182	-105
Restructuring	-60	-37	-157	-172
Business and asset disposal (including impairment losses)	-84	-261	-239	-247
Acquisition costs / Business combinations	-21	-5	-25	-17
SAB Zenzele Kabili costs	-	-	-	-72
Impairment of Goodwill	-	-	-2 500	-
Non-underlying in profit from operations	-215	-324	-3 103	-614
Gain on disposal of Australia (in discontinued operations results)	-	-	1 919	-
Total non-underlying items in EBIT	-215	-324	-1 184	-614

EBIT excludes negative non-underlying items of 324 million USD in 4Q21 and 614 million USD in FY21. This includes negative non-underlying items of 21 million USD in 4Q21 and 105 million USD in FY21 related to costs associated with COVID-19. These costs are mainly related to personal protective equipment for our colleagues and charitable donations. Additionally, in 4Q21, we recognized 258 million USD of non-cash impairment charge associated with Bedford Systems, a joint venture with Keurig Dr. Pepper, following the announcement of the cessation of the business in December 2021.

Net finance income/(cost)
Figure 5. Net finance income/(cost) (million USD)
	4Q20	4Q21	FY20	FY21
Net interest expense	-950	-853	-3 854	-3 561
Net interest on net defined benefit liabilities	-21	-18	-82	-73
Accretion expense	-150	-166	-564	-593
Mark-to-market	536	312	-1 211	-23
Net interest income on Brazilian tax credits	341	17	315	118
Other financial results	-179	-146	-563	-670
Net finance income/(cost)	-422	-855	-5 959	-4 803

Net interest expense in FY21 reduced by 293 million USD, primarily due to lower gross debt balances resulting from the proactive deployment of excess cash towards early bond redemptions, in line with our capital allocation priorities.

Figure 6. Share-based payment hedge
	4Q20	4Q21	FY20	FY21
Share price at the start of the period (Euro)	46.23	49.15	72.71	57.01
Share price at the end of the period (Euro)	57.01	53.17	57.01	53.17
Number of equity derivative instruments at the end of the period (millions)	55.0	55.0	55.0	55.0
Non-underlying net finance income/(cost)
Figure 7. Non-underlying net finance income/(cost) (million USD)
	4Q20	4Q21	FY20	FY21
Mark-to-market (Grupo Modelo deferred share instrument)	228	131	-511	-13
Other mark-to-market	222	128	-497	-12
Early termination fee of Bonds and Other	-318	-19	-730	-781
Non-underlying net finance income/(cost)	132	240	-1 738	-806

Non-underlying net finance cost in FY21 includes mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

ab-inbev.com	Press release – 24 February 2022 – 12

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

In FY20 and FY21, we incurred early termination fees on our bonds of 730 million USD and 781 million USD respectively, primarily a result of the proactive deployment of excess cash balances towards gross debt reduction, in line with our capital allocation priorities.

Figure 8. Non-underlying equity derivative instruments
	4Q20	4Q21	FY20	FY21
Share price at the start of the period (Euro)	46.23	49.15	72.71	57.01
Share price at the end of the period (Euro)	57.01	53.17	57.01	53.17
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)
	4Q20	4Q21	FY20	FY21
Income tax expense	830	440	1 932	2 350
Effective tax rate	24.7%	16.2%	100.4%	28.6%
Normalized effective tax rate	24.8%	24.3%	30.9%	28.0%
Normalized effective tax rate before MTM	29.4%	27.4%	26.2%	27.9%

The increase in FY21 normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is driven by reduced benefits of tax attributes, partially offset by country mix. The 4Q21 normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs was positively impacted by country mix.

Figure 10. Normalized Profit attributable to equity holders of AB InBev (million USD)
	4Q20	4Q21	FY20	FY21
Profit attributable to equity holders of AB InBev	2 266	1 962	1 405	4 670
Non-underlying items, before taxes	215	324	3 103	614
Non-underlying finance (income)/cost, before taxes	-132	-240	1 738	806
Non-underlying taxes	-25	-240	-155	-346
Non-underlying non-controlling interest	-170	-9	-228	-20
Profit from discontinued operations (underlying and non-underlying)	-	-	-2 055	-
Normalized profit attributable to equity holders of AB InBev	2 154	1 797	3 807	5 723
Underlying profit attributable to equity holders of AB InBev	1 616	1 484	5 022	5 774

Basic, normalized and underlying EPS

Figure 11. Earnings per share (USD)
	4Q20	4Q21	FY20	FY21
Basic earnings per share	1.13	0.98	0.70	2.33
Non-underlying items, before taxes	0.11	0.16	1.55	0.31
Non-underlying finance (income)/cost, before taxes	-0.07	-0.12	0.87	0.40
Non-underlying taxes	-0.01	-0.12	-0.08	-0.17
Non-underlying non-controlling interest	-0.09	-	-0.11	-0.01
Profit from discontinued operations (underlying and non-underlying)	-	-	-1.03	-
Normalized earnings per share	1.08	0.90	1.91	2.85
Underlying earnings per share	0.81	0.74	2.51	2.88
Weighted average number of ordinary and restricted shares (million)	1 998	2 007	1 998	2 007

Underlying profit attributable to equity holders in 4Q20 and FY20 was positively impacted by 325 million USD, and in FY21 by 165 million USD, due to tax credits recognized by Ambev. Underlying EPS in 4Q20 and FY20 was positively impacted by 0.16 USD, and in FY21 by 0.08 USD.

ab-inbev.com	Press release – 24 February 2022 – 13

Figure 12. Key components - Normalized Earnings per share in USD
	4Q20	4Q21	FY20	FY21
Normalized EBIT before hyperinflation	1.95	1.82	6.41	7.22
Hyperinflation impacts in normalized EBIT	-0.01	-	-0.04	-0.02
Normalized EBIT	1.94	1.83	6.37	7.19
Mark-to-market (share-based payment programs)	0.27	0.16	-0.61	-0.01
Net finance cost	-0.48	-0.58	-2.38	-2.38
Income tax expense	-0.43	-0.34	-1.04	-1.34
Associates & non-controlling interest	-0.22	-0.16	-0.43	-0.61
Normalized EPS	1.08	0.90	1.91	2.85
Mark-to-market (share-based payment programs)	-0.27	-0.16	0.61	0.01
Hyperinflation impacts in EPS	-	-	-	0.01
Underlying EPS	0.81	0.74	2.51	2.88
Weighted average number of ordinary and restricted shares (million)	1 998	2 007	1 998	2 007

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	4Q20	4Q21	FY20	FY21
Profit attributable to equity holders of AB InBev	2 266	1 962	1 405	4 670
Non-controlling interests	342	383	797	1 444
Profit	2 607	2 345	2 202	6 114
Discontinued operations results (underlying and non-underlying)	-	-	-2 055	-
Profit from continuing operations	2 607	2 345	147	6 114
Income tax expense	830	440	1 932	2 350
Share of result of associates	-75	-75	-156	-248
Net finance (income)/cost	422	855	5 959	4 803
Non-underlying net finance (income)/cost	-132	-240	1 738	806
Non-underlying items above EBIT (incl. non-underlying impairment)	215	324	3 103	614
Normalized EBIT	3 867	3 650	12 723	14 438
Depreciation, amortization and impairment	1 199	1 231	4 598	4 771
Normalized EBITDA	5 066	4 882	17 321	19 209

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-underlying net finance cost; (vii) non-underlying items above EBIT (including non-underlying impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 24 February 2022 – 14

Financial position

Figure 14. Cash Flow Statement (million USD)
	FY20	FY21
Operating activities
Profit from continuing operations	147	6 114
Interest, taxes and non-cash items included in profit	17 024	12 693
Cash flow from operating activities before changes in working capital and use of provisions	17 171	18 806

Change in working capital	592	2 459
Pension contributions and use of provisions	-616	-375
Interest and taxes (paid)/received	-6 391	-6 197
Dividends received	51	106
Cash flow from operating activities on Australia discontinued operations	84	-
Cash flow from operating activities	10 891	14 799

Investing activities
Net capex	-3 687	-5 498
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-510	-444
Net proceeds from sale/(acquisition) of other assets	-292	65
Proceeds from Australia divestiture	10 838	-
Cash flow from investing activities on Australia discontinued operations	-13	-
Cash flow from investing activities	6 336	-5 878

Financing activities
Dividends paid	-1 800	-2 364
Net (payments on)/proceeds from borrowings	-8 294	-8 511
Payment of lease liabilities	-461	-531
Sale/(purchase) of non-controlling interests and other	2 086	-192
Cash flow from financing activities on Australia discontinued operations	-6	-
Cash flow from financing activities	-8 475	-11 598

Net increase/(decrease) in cash and cash equivalents	8 752	-2 677

FY21 recorded a decrease in cash and cash equivalents of 2 677 million USD compared to an increase of 8 752 million USD in FY20, with the following movements:

●

Our cash flow from operating activities reached 14 799 million USD in FY21 compared to 10 891 million USD in FY20. The increase primarily results from higher profit and changes in working capital for FY21 compared to FY20 as our results for FY20 were negatively impacted by the COVID-19 pandemic.

●

Our cash outflow from investing activities was 5 878 million USD in FY21 compared to a cash inflow of 6 336 million USD in FY20. The decrease in the cash flow from investing activities was mainly due to the exceptional 10 838 million USD proceeds from the divestiture of the Australian business reported in FY20 and higher net capital expenditures in FY21 compared to FY20. Out of the total FY21 capital expenditures, approximately 44% was used to improve the company’s production facilities while 41% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and for the purchase of hardware and software.

●

Our cash outflow from financing activities amounted to 11 598 million USD in FY21, as compared to a cash outflow of 8 475 million USD in FY20. The increase is primarily driven by higher dividends paid in 2021 and the issuance of a 49.9% minority stake in our US-based metal container operations to Apollo for net proceeds of 3.0 billion USD in 2020. Proactive deployment of excess cash balances toward gross debt reduction resulted in a cash outflow of 8 294 million USD and 8 511 million USD in FY20 and FY21 respectively.

Our net debt decreased to 76.2 billion USD as of 31 December 2021 from 82.7 billion USD as of 31 December 2020.

Our net debt to normalized EBITDA ratio was 3.96x as of 31 December 2021. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x.

We will continue to proactively manage our debt portfolio. After redemptions in January, June and July 2021, 94% of our bond portfolio holds a fixed-interest rate, 48% is denominated in currencies other than USD and maturities are well-distributed across the next several years.

ab-inbev.com	Press release – 24 February 2022 – 15

In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 31 December 2021, we had total liquidity of 22.2 billion USD, which consisted of 10.1 billion USD available under committed long-term credit facilities and 12.1 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Figure 15. Terms and debt repayment schedule as of 31 December 2021 (billion USD)

Proposed full year 2021 dividend

The AB InBev Board proposes a full year 2021 dividend of 0.50 EUR per share, subject to shareholder approval at the AGM on 27 April 2022. In line with the Company’s financial discipline and deleveraging objectives, the recommended dividend balances the Company’s capital allocation priorities and dividend policy while returning cash to shareholders. A timeline showing the ex-coupon, record and payment dates can be found below:

Dividend Timeline
	Ex-coupon date	Record Date	Payment date
Euronext	03 May 2022	04 May 2022	05 May 2022
MEXBOL	03 May 2022	04 May 2022	05 May 2022
JSE	04 May 2022	06 May 2022	09 May 2022
NYSE (ADR program)	03 May 2022	04 May 2022	02 Jun 2022
Restricted Shares	03 May 2022	04 May 2022	05 May 2022

ab-inbev.com	Press release – 24 February 2022 – 16

Recent Events

On 10 January 2022, Anheuser-Busch InBev SA/NV (AB InBev) announced that its wholly-owned subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) will exercise its respective option to redeem the outstanding principal amounts for an aggregate principal amount of 3.1 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued redeemed	Currency	Original principal amount outstanding (in thousands)	Principal amount redeemed (in thousands)

9 February 2022	ABIFI	3.650% Notes due 2026	USD	1 633 152	1 633 152
1 March 2022	ABIFI	4.915% Notes due 2046	USD	1 470 000	1 470 000

ab-inbev.com	Press release – 24 February 2022 – 17

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. AB InBev has restated its 2019 results following the announcement of the agreement to divest Carlton & United Breweries (“the Australian operations”), its Australian subsidiary, to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations prior to their disposal on 1 June 2020 as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” in line with IFRS rules. As a result, all the presentations of AB InBev’s underlying performance and organic growth figures do not reflect the results of the Australian operations. All references per hectoliter (per hl) exclude US non-beer activities. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across more than 30 countries. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items and discontinued operations. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. These impacts are excluded from organic calculations and are identified separately in the annexes within the column labeled “Hyperinflation restatement”. In FY21, we reported a positive impact on the profit attributable to equity holders of AB InBev of 28 million USD. The impact in FY21 normalized EPS was 0.01 USD. Values in the figures and annexes may not add up, due to rounding. 4Q21 and FY21 EPS is based upon a weighted average of 2 007 million shares compared to a weighted average of 1 998 million shares for 4Q20 and FY20. Following a report on European Union (EU) issuers’ use of Alternative Performance Measures (i.e., non-IFRS measures, or “APMs”), issued by the European Securities and Markets Authority (ESMA) in December 2019, the company relabeled effective with the results announcement of the first quarter of 2021 in its disclosures “non-recurring” items to “non-underlying” items.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 19 March 2021. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The full year 2021 (FY21) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2021, which have been audited by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with International Standards on Auditing as applied in Belgium and resulted in an unqualified audit opinion. The fourth quarter 2021 (4Q21) and financial data included in Figures 6, 8, 11 to 13 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2021 (except for the volume information). References in this document to materials on our websites, such as www.bees.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 24 February 2022 – 18

Conference call and webcast

Investor Conference call and webcast on Thursday, 24 February 2022:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 4Q & FY21 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: 877-407-8029

Toll: 201-689-8029

Investors	Media

Shaun Fullalove	Kate Laverge

Tel: +1 212 573 9287	Tel: +1 917 940 7421

E-mail: shaun.fullalove@ab-inbev.com	E-mail: kate.laverge@ab-inbev.com

Maria Glukhova	Ana Zenatti

Tel: +32 16 276 888	Tel: +1 646 249 5440

E-mail: maria.glukhova@ab-inbev.com	E-mail: ana.zenatti@ab-inbev.com

Cyrus Nentin

Tel: +1 646 746 9673

E-mail: cyrus.nentin@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169,000 colleagues based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 24 February 2022 – 19

Annex 1

AB InBev Worldwide	4Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q21	Organic Growth

Total volumes (thousand hls)	144 455	-6	-	-	5 203	149 651	3.6%

of which AB InBev own beer	126 388	-936	-	-	4 256	129 708	3.4%

Revenue	12 767	-135	46	-26	1 545	14 198	12.1%

Cost of sales	-5 282	12	-27	12	-811	-6 096	-15.4%

Gross profit	7 485	-123	19	-13	734	8 102	9.8%

SG&A	-4 169	117	-25	7	-554	-4 624	-13.3%

Other operating income/(expenses)	551	-413	7	-2	30	172	20.6%

Normalized EBIT	3 867	-420	1	-8	209	3 650	6.1%

Normalized EBITDA	5 066	-420	12	-11	234	4 882	5.0%

Normalized EBITDA margin	39.7%					34.4%	-231 bps

North America	4Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q21	Organic Growth

Total volumes (thousand hls)	25 340	-11	-	-	248	25 576	1.0%

Revenue	3 734	-4	20	-	125	3 875	3.3%

Cost of sales	-1 433	3	-6	-	-43	-1 479	-3.0%

Gross profit	2 301	-1	14	-	82	2 396	3.6%

SG&A	-1 104	-2	-10	-	-115	-1 230	-10.4%

Other operating income/(expenses)	-1	-	-	-	15	14	-

Normalized EBIT	1 196	-3	4	-	-17	1 180	-1.5%

Normalized EBITDA	1 395	-3	5	-	-22	1 375	-1.6%

Normalized EBITDA margin	37.4%					35.5%	-179 bps

Middle Americas	4Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q21	Organic Growth

Total volumes (thousand hls)	36 487	-	-	-	1 390	37 877	3.8%

Revenue	3 142	4	-23	-	362	3 484	11.5%

Cost of sales	-1 029	-5	2	-	-224	-1 256	-21.7%

Gross profit	2 113	-1	-21	-	137	2 228	6.5%

SG&A	-780	-2	5	-	-35	-813	-4.5%

Other operating income/(expenses)	4	-	-	-	11	15	-

Normalized EBIT	1 337	-3	-17	-	113	1 430	8.4%

Normalized EBITDA	1 619	-3	-16	-	130	1 729	8.0%

Normalized EBITDA margin	51.5%					49.6%	-160 bps

South America	4Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q21	Organic Growth

Total volumes (thousand hls)	45 154	-22	-	-	162	45 295	0.4%

Revenue	2 542	-26	-6	-26	405	2 889	16.2%

Cost of sales	-1 095	-	-2	12	-297	-1 382	-27.2%

Gross profit	1 447	-26	-8	-13	108	1 507	7.6%

SG&A	-659	29	-	7	-179	-802	-28.4%

Other operating income/(expenses)	436	-414	-	-2	41	61	-

Normalized EBIT	1 224	-411	-9	-8	-30	766	-3.7%

Normalized EBITDA	1 402	-411	-5	-11	-12	962	-1.2%

Normalized EBITDA margin	55.2%					33.3%	-589 bps

ab-inbev.com	Press release – 24 February 2022 – 20

EMEA	4Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q21	Organic Growth

Total volumes (thousand hls)	22 277	-92	-	-	1 857	24 042	8.4%

Revenue	1 952	-224	22	-	383	2 133	20.8%

Cost of sales	-956	71	-6	-	-122	-1 012	-13.8%

Gross profit	997	-153	16	-	262	1 121	27.3%

SG&A	-765	149	2	-	-40	-655	-5.5%

Other operating income/(expenses)	67	-	-1	-	-16	49	-24.2%

Normalized EBIT	298	-5	17	-	206	515	70.2%

Normalized EBITDA	564	-5	16	-	209	784	37.4%

Normalized EBITDA margin	28.9%					36.7%	415 bps

Asia Pacific	4Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q21	Organic Growth

Total volumes (thousand hls)	14 944	-	-	-	1 333	16 278	8.9%

Revenue	1 200	1	32	-	214	1 447	17.8%

Cost of sales	-588	-1	-16	-	-62	-667	-10.6%

Gross profit	612	-	15	-	152	780	24.8%

SG&A	-532	-1	-19	-	-50	-602	-9.3%

Other operating income/(expenses)	52	-	2	-	-7	48	-12.8%

Normalized EBIT	132	-1	-1	-	96	226	73.1%

Normalized EBITDA	304	-1	6	-	97	406	32.0%

Normalized EBITDA margin	25.3%					28.0%	304 bps

Global Export and Holding Companies	4Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	4Q21	Organic Growth

Total volumes (thousand hls)	252	118	-	-	213	583	57.6%

Revenue	197	115	3	-	55	369	17.8%

Cost of sales	-181	-56	2	-	-63	-299	-27.0%

Gross profit	16	58	4	-	-7	70	-9.5%

SG&A	-329	-56	-2	-	-135	-522	-35.3%

Other operating income/(expenses)	-6	1	6	-	-15	-15	-

Normalized EBIT	-320	3	7	-	-157	-467	-50.7%

Normalized EBITDA	-218	3	7	-	-167	-374	-80.7%

ab-inbev.com	Press release – 24 February 2022 – 21

Annex 2

AB InBev Worldwide	FY20	Scope	Currency Translation	Organic Growth	FY21	Organic Growth

Total volumes (thousand hls)	530 644	56	-	50 979	581 678	9.6%

of which AB InBev own beer	467 416	-3 740	-	45 022	508 698	9.7%

Revenue	46 881	-193	326	7 290	54 304	15.6%

Cost of sales	-19 634	61	-119	-3 405	-23 097	-17.4%

Gross profit	27 247	-132	207	3 885	31 207	14.3%

SG&A	-15 368	100	-180	-2 126	-17 574	-13.9%

Other operating income/(expenses)	845	-187	8	139	805	32.3%

Normalized EBIT	12 723	-218	35	1 899	14 438	15.4%

Normalized EBITDA	17 321	-207	96	2 000	19 209	11.8%

Normalized EBITDA margin	36.9%				35.4%	-118 bps

North America	FY20	Scope	Currency Translation	Organic Growth	FY21	Organic Growth

Total volumes (thousand hls)	106 846	72	-	47	106 965	0.0%

Revenue	15 622	-16	144	507	16 257	3.3%

Cost of sales	-5 870	36	-47	-303	-6 185	-5.2%

Gross profit	9 752	20	97	204	10 072	2.1%

SG&A	-4 369	-69	-52	-279	-4 769	-6.4%

Other operating income/(expenses)	-14	1	-	59	46	-

Normalized EBIT	5 369	-48	44	-16	5 349	-0.3%

Normalized EBITDA	6 172	-36	52	-56	6 131	-0.9%

Normalized EBITDA margin	39.5%				37.7%	-160 bps

Middle Americas	FY20	Scope	Currency Translation	Organic Growth	FY21	Organic Growth

Total volumes (thousand hls)	120 800	-1	-	20 648	141 447	17.1%

Revenue	10 032	5	16	2 488	12 541	24.8%

Cost of sales	-3 331	-6	-21	-1 070	-4 428	-32.1%

Gross profit	6 701	-1	-5	1 418	8 113	21.2%

SG&A	-2 710	-3	-16	-421	-3 149	-15.5%

Other operating income/(expenses)	6	-	-	18	24	-

Normalized EBIT	3 997	-4	-20	1 015	4 988	25.4%

Normalized EBITDA	5 014	-4	-6	1 121	6 126	22.4%

Normalized EBITDA margin	50.0%				48.8%	-96 bps

South America	FY20	Scope	Currency Translation	Organic Growth	FY21	Organic Growth

Total volumes (thousand hls)	144 209	-67	-	12 480	156 622	8.7%

Revenue	8 092	-61	-653	2 116	9 494	26.3%

Cost of sales	-3 786	4	309	-1 290	-4 763	-34.1%

Gross profit	4 306	-58	-344	826	4 730	19.4%

SG&A	-2 417	75	194	-615	-2 762	-26.2%

Other operating income/(expenses)	522	-189	-8	71	397	65.3%

Normalized EBIT	2 412	-171	-157	282	2 365	14.0%

Normalized EBITDA	3 179	-171	-209	326	3 125	11.7%

Normalized EBITDA margin	39.3%				32.9%	-401 bps

ab-inbev.com	Press release – 24 February 2022 – 22

EMEA	FY20	Scope	Currency Translation	Organic Growth	FY21	Organic Growth

Total volumes (thousand hls)	76 207	-275	-	10 775	86 707	14.2%

Revenue	6 835	-364	377	1 184	8 032	18.0%

Cost of sales	-3 394	172	-160	-411	-3 793	-12.7%

Gross profit	3 441	-192	217	774	4 239	23.0%

SG&A	-2 696	198	-143	-214	-2 855	-8.2%

Other operating income/(expenses)	163	-	8	30	200	18.6%

Normalized EBIT	907	6	82	590	1 584	64.6%

Normalized EBITDA	1 895	4	118	581	2 598	30.6%

Normalized EBITDA margin	27.7%				32.4%	308 bps

Asia Pacific	FY20	Scope	Currency Translation	Organic Growth	FY21	Organic Growth

Total volumes (thousand hls)	81 649	-	-	6 730	88 379	8.2%

Revenue	5 648	-46	420	826	6 848	14.8%

Cost of sales	-2 605	-2	-184	-257	-3 048	-9.9%

Gross profit	3 042	-48	236	570	3 800	19.0%

SG&A	-2 097	46	-139	-140	-2 330	-6.8%

Other operating income/(expenses)	146	-	9	-16	139	-11.1%

Normalized EBIT	1 091	-3	107	413	1 609	37.9%

Normalized EBITDA	1 737	-2	152	434	2 321	25.0%

Normalized EBITDA margin	30.8%				33.9%	277 bps

Global Export and Holding Companies	FY20	Scope	Currency Translation	Organic Growth	FY21	Organic Growth

Total volumes (thousand hls)	933	326	-	299	1 558	23.8%

Revenue	652	289	22	169	1 133	18.1%

Cost of sales	-648	-142	-16	-74	-880	-9.5%

Gross profit	4	147	6	95	252	63.8%

SG&A	-1 079	-148	-25	-457	-1 709	-37.3%

Other operating income/(expenses)	22	1	-1	-22	-	-96.6%

Normalized EBIT	-1 053	1	-20	-384	-1 457	-36.5%

Normalized EBITDA	-677	2	-11	-407	-1 093	-60.4%

ab-inbev.com	Press release – 24 February 2022 – 23